EXHIBIT 12.1
VIASAT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data and footnoted information)

	For the years ended					For the nine months ended
	March 31,		April 2,	April 1,	March 31,	December 29,
	2002	2003	2004	2005	2006	2006
Earnings available to cover fixed charges:

Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(615)	$(20,980)	$15,305	$20,628	$28,730	$28,806
Plus: Fixed charges	1,874	2,960	2,324	2,321	2,761	2,164

	$1,259	$(18,020)	$17,629	$22,949	$31,491	$28,970

Fixed charges:

Interest	$370	$856	$357	$141	$448	$383
Interest portion of rental expense*	1,504	2,104	1,967	2,180	2,313	1,781

Total fixed charges	$1,874	$2,960	$2,324	$2,321	$2,761	$2,164

Ratio of earnings to fixed charges	**	***	7.59	9.89	11.41	13.39

*	Percent of interest in rental expense included in the calculation is a reasonable approximation of the interest factor.

**	There was a deficiency of earnings available to cover fixed charges for the fiscal year ended March 31, 2002. Additional earnings of $615,000 would have achieved a ratio of 1:1.

***	There was a deficiency of earnings available to cover fixed charges for the fiscal year ended March 31, 2003. Additional earnings of $20,980,000 would have achieved a ratio of 1:1.